   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 13, 1996.


SECURITIES ACT FILE NO 333-14049
INVESTMENT COMPANY ACT FILE NO. 811-8608
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
                      ------------------------------------
                                    Form N-2


          Registration Statement Under the Securities Act of 1933     [X]
                        Pre-Effective Amendment No.                   [ ]
                      Post-Effective Amendment No. 1                  [X]
                                    and/or
     Registration Statement Under the Investment Company Act of 1940  [X]
                              Amendment No. 7                         [X]
                       (check appropriate box or boxes)


                      ------------------------------------

                       FIDELITY ADVISOR KOREA FUND, INC.
               (Exact Name of Registrant as Specified in Charter)

                              82 DEVONSHIRE STREET
                          BOSTON, MASSACHUSETTS 02109
           (Address of Principal Executive Offices in United States)
       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 1-800-426-5523

                      ------------------------------------

                                ARTHUR S. LORING
                                   SECRETARY
                       FIDELITY ADVISOR KOREA FUND, INC.
                              82 DEVONSHIRE STREET
                          BOSTON, MASSACHUSETTS 02109
                    (Name and Address of Agent for Service)

                      ------------------------------------

                                With copies to:

            LAURENCE E. CRANCH, ESQ.                               THOMAS A. HALE, ESQ.
          LEONARD B. MACKEY, JR., ESQ.                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                 ROGERS & WELLS                                    333 WEST WACKER DRIVE
                 200 PARK AVENUE                                        SUITE 2100
            NEW YORK, NEW YORK 10166                              CHICAGO, ILLINOIS 60606

                      ------------------------------------


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

                      ------------------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Part A. Item Nos. 1-13

        There is hereby incorporated by reference the information contained in Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 as filed with the Securities and Exchange Commission on November 13, 1996 (File Nos. 333-14049 and 811-8608).

Part B. Item Nos. 14-23

        There is hereby incorporated by reference the information contained in Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 as filed with the Securities and Exchange Commission on November 13, 1996 (File Nos. 333-14049 and 811-8608).

Part C

        There is hereby incorporated by reference the information contained in Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 as filed with the Securities and Exchange Commission on November 13, 1996 (File Nos. 333-14049 and 811-8608).


                                 * * * * * * *


This post-effective amendment consists of this page, a Prospectus Supplement dated December 13, 1996, a signature page and a consent of independent accountants.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on the 13th day of December, 1996.


                                          FIDELITY ADVISOR KOREA FUND, INC.


                                          By: /s/    EDWARD C. JOHNSON 3D
                                              ----------------------------



                                               Edward C. Johnson 3d, President
                                                    Chairman of the Board


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURE                               TITLE                        DATE
-------------------------------------  ------------------------------------ ------------------
    /s/     EDWARD C. JOHNSON 3D       Director and President               December 13, 1996
-------------------------------------
        Edward C. Johnson 3d

                     *                 Director and Senior Vice President   December 13, 1996
-------------------------------------  (Principal Executive Officer)
          J. Gary Burkhead

                     *                 Treasurer (Principal Financial and   December 13, 1996
-------------------------------------  Accounting Officer)
        Kenneth A. Rathgeber

                     *                 Director                             December 13, 1996
-------------------------------------
         H.F. Van den Hoven

                     *                 Director                             December 13, 1996
-------------------------------------
       Bertram H. Witham, Jr.

                     *                 Director                             December 13, 1996
-------------------------------------
           David L. Yunich
  *By:  /s/ LEONARD B. MACKEY, JR.
          LEONARD B. MACKEY, JR.
             Attorney-in-Fact

                        FIDELITY ADVISOR KOREA FUND INC.

                            -----------------------

                      Supplement dated December 13, 1996
                     to Prospectus dated November 13, 1996

                            -----------------------


        At the close of business on December 12, 1996, the net asset value per share of the Fund was $8.74, a 10.91% decline from the net asset value per share of $9.81 as of the close of business on November 13, 1996 (the effective date of the Fund's Registration Statement). Consequently, in accordance with the Fund's undertaking to permit shareholders to cancel their exercise of Rights under the circumstances described on page 12 of the Prospectus, any holders who exercised Rights prior to the date of this Prospectus Supplement may cancel their exercise of Rights by contacting their nominee or informing the Subscription Agent, State Street Bank and Trust Company (telephone (800) 426-5523), of such election to cancel on or prior to 5:00 P.M., New York City time, on December 27, 1996. Shareholders who have already completed the Subscription Certificate or have exercised their Rights through their nominee and do not wish to cancel their exercise of Rights do not need to contact the Subscription Agent or nominee.

        In connection with these developments, the Offer has been extended and the Expiration Date, Pricing Date and Date for Payment for Shares have been changed to 5:00 P.M., New York City time, on December 27, 1996, unless further extended. The date for Payment for Guarantees of Delivery is January 2, 1997. In addition, the Confirmation Date will be on or before January 9, 1997. All other terms of the Offer remain unchanged. (The foregoing amends and replaces the prior maximum Expiration Date disclosed in the Prospectus of December 20, 1996.)


        Fidelity believes the 10.91% decline in the Fund's net asset value per share from November 13, 1996 through December 12, 1996, can be attributed primarily to a decline in the Korean stock market generally. The Korean Composite Stock Price Index (the "Index") has declined approximately 38% since its 1994 high of 1,138.75. The Index declined 8.94% for the 30 day period ending December 12, 1996, the last date that Index performance data was available prior to this supplement. Fidelity believes the recent stock market decline is attributable to (i) currency fluctuations adversely affecting the export segment and the balance of foreign trade, (ii) concerns over potential labor unrest, and (iii) weakness in the banking sector.

        The recent decline in the Korean stock market does not alter Fidelity's long-term investment outlook for select Korean Issuers. Fidelity continues to believe that current valuations of select equity securities are particluarly attractive. Fidelity also believes a number of fundamentally sound Korean Issuers are trading at prices below book value or at low price-to-earnings ratios as measured by Fidelity's earnings estimates. Investors should recognize that investing in securities of Korean Issuers involves the potential for significant stock market fluctuations as well as certain other risks and special considerations which are not typically associated with investing in U.S. securities.

DILUTION


        Assuming all of the Shares were sold based on the net asset value per share on December 12, 1996, after deducting all expenses related to the issuance of the Shares, the Fund's net asset value per share would be reduced by approximately $0.27 or 3.12% from the net asset value per share on December 12, 1996 (or, in the event that all of the Rights are exercised and the Fund increases the number of Shares subject to subscription by 25% pursuant to the Over-Subscription Privilege, by approximately $0.30 or 3.44%). Investors should note that dilution may increase due to market fluctuations between the date of this Supplement and December 27, 1996.

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting part of this Post-Effective Amendment No. 1 to the registration statement (Securities Act of 1933 No. 333-14049 and Investment Company Act of 1940 No. 811-8608) on Form N-2 (the "Registration Statement") of our report dated November 6, 1996, relating to the financial statements and financial highlights appearing in the September 30, 1996 Annual Report to Shareholders of The Fidelity Advisor Korea Fund, Inc. which is incorporated by reference into the Registration Statement.


We also consent to the references to us under the headings "Financial Highlights" and "Experts" in such Prospectus.



/s/ Price Waterhouse LLP

PRICE WATERHOUSE LLP
Boston, Massachusetts

December 13, 1996